

November 18, 2013

Via E-mail
Gerard M. Hayden, Jr.
Senior Vice President and Chief Financial Officer
HealthStream, Inc.
209 10th Avenue South, Suite 450
Nashville, Tennessee 37203

> **Re:** **HealthStream, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 000-27701**

Dear Mr. Hayden:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

PART II

Item 8. Financial Statements and Supplementary Data

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. MARKETABLE SECURITIES, page 43

1.   We have noted that you have provided disclosures for marketable securities that are significant to your statement of financial position. Please tell us what consideration you gave to disclosing the contractual maturities of these securities by major security type as of the date of the most recent statement of financial position for each date at which a

statement of financial position has been presented. We refer you to FASB ASC 320-10-50-2(d).

5. BUSINESS COMBINATIONS, page 44

2.   We note that your financial statement footnote Note – 5 Business Combinations does not contain disclosures outlined in ASC 805-10-50-2(h). Please provide your analysis of why such disclosures were not provided. In addition, explain what consideration you gave to providing enhanced disclosures for individually immaterial business combinations occurring during the reporting period that are material collectively. Further, describe what consideration you gave to disclosing the factors that make up the goodwill recognized and other required disclosures in ASC 805-30-50-1 and 50-2.

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement Filed April 4, 2012)

Compensation Discussion and Analysis

Base Salary, page 21

3.   You state that compensation for your executives is determined on an annual basis by taking into account, among other things, "salaries paid by similar companies for comparable positions." It appears that you may be benchmarking your compensation in part by using compensation data about similar companies as a reference point to base, justify, or provide a framework for your compensation decisions. If this is the case, you should disclose the component companies in these surveys. Please provide this information in your response letter or advise why you believe that this information is not required. For guidance, we refer you to Regulation S-K Compliance and Disclosure Interpretation Question 118.05.

Long-Term Stock-Based Incentive Compensation, page 22

4.   We refer to our prior comment 4 in our comment letter August 26, 2010 and your related response. We note, however, that your disclosure does not appear to discuss how you determined the amount of and the specific reasons for the size of the restricted stock unit grants to each of your named executive officers. Please provide this information in your response for the 2012 grants and confirm that you will address this in future filings. See Item 402(b) of Regulation S-K.

Item 15. Exhibits

5.	Please tell us what consideration you have given to filing any leases for your offices, particularly your principal office located in Nashville, Tennessee. See Item 601(b)(10)(ii)(D) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Luna Bloom, Staff Attorney, at (202) 551-3194 or Jan Woo, Staff Attorney, at (202) 551-3453. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Craig Wilson

Craig Wilson
Senior Assistant Chief Accountant